

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 14, 2009

Room 4631

Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, NY 11530

> **Re:** **Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Schedule 14A filed on April 30, 2009**
> **File No. 000-19254**

Dear Mr. Winoker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief